UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-16301

Vivendi S.A.

(Exact name of registrant as specified in its charter)

42, avenue de Friedland, 75380, Paris Cedex 08, France

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value of €5.50 each

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☒

(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

Not applicable.

Item 2.	Recent United States Market Activity

Vivendi S.A. (“Vivendi”) has not sold securities in the United States in a registered offering under the Securities Act of 1933 since prior to 2002 (other than sales that do not need to be described herein pursuant to the instructions to Item 2).

Item 3.	Foreign Listing and Primary Trading Market

A. The primary trading market for ordinary shares of Vivendi is the Eurolist market of Euronext Paris in France.

B. Vivendi’s ordinary shares have been continuously listed on the Eurolist market of Euronext Paris, or its predecessor the French stock exchanges, since December 11, 2000. Vivendi has maintained a listing of its ordinary shares on the Eurolist market of Euronext Paris for at least 12 months preceding the filing of this form.

C. The percentage of trading of Vivendi’s ordinary shares that occurred in France during the 12-month period ending September 30, 2007 was over 99%.

Item 4.	Comparative Trading Volume Data

A. The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is October 1, 2006, and the last date of such period is September 30, 2007.

B. The average daily trading volume of the ordinary shares both in the United States and on a worldwide basis for the 12-month period described in Item 4.A is set forth in the following table:

	United States	Worldwide
Average daily trading volume	3,239	6,082,405

C. For the same 12-month period described in Item 4.A, the average daily trading volume of Vivendi’s ordinary shares in the United States as a percentage of

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the average daily trading volume of the Vivendi ordinary shares on a worldwide basis was less than 0.055%.

D. On August 3, 2006, Vivendi ended its Deposit Agreement with its depository the Bank of New York (“BONY”) and terminated trading of its American Depository Shares (“ADSs”) on the New York Stock Exchange (the “NYSE”). During the relevant 12-month period for the purposes of this Form 15F, the average daily trading volume of Vivendi’s ordinary shares and ADSs (expressed in terms of the underlying shares) in the United States as a percentage of the average daily trading volume of the ordinary shares worldwide was less than 0.055%.

E. See response to Item 4.D.

F. The source of the trading volume information used for determining whether Vivendi meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

Not applicable.

Item 8.	Prior Form 15 Filers

A. On October 31, 2006, Vivendi filed a Form 15 to terminate the registration of its ordinary shares pursuant to Rule 12g-4 and to suspend its reporting obligations pursuant to Rule 12h-3.

B. The description of Vivendi’s Primary Trading Market and Comparative Trading Volume Data contained, respectively in Item 3 and in Item 4 are incorporated herein by reference.

C. Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Vivendi intends to publish the information required under Rule 12g3-2(b)(1)(iii) on its website: www.vivendi.com.

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PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Vivendi S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In doing so, Vivendi S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: November 6, 2007	By:	/s/ George E. Bushnell III
	Name:	George E. Bushnell III
	Title:	Senior Vice President and Deputy General Counsel

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